Exhibit 99.1

Crescent Point Announces Q1 2021 Results

CALGARY, AB, May 12, 2021 /CNW/ - Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX: CPG) (NYSE: CPG) is pleased to announce its operating and financial results for the quarter ended March 31, 2021.

KEY HIGHLIGHTS

  Reduced net debt by over $135 million in first quarter, driven by continued excess cash flow generation.
  Successfully closed accretive acquisition of Kaybob Duvernay assets, further enhancing free cash flow profile.
  Expect to generate significant excess cash flow of approximately $525 to $650 million in 2021 at US$55/bbl to US$65/bbl WTI.
  Increased target for emissions intensity reduction to 50 percent by 2025, demonstrating strong environmental stewardship.

"Our first quarter results continued to demonstrate our strong operational execution", said Craig Bryksa, President and CEO of Crescent Point. "Against the backdrop of a rising oil price environment, we have remained disciplined and focused on enhancing balance sheet strength and the sustainability of our business. The Kaybob Duvernay assets strengthen our expected free cash flow outlook, accelerate our deleveraging profile and improve our environmental performance, positioning our company to create significant value for our shareholders in 2021 and beyond."

FINANCIAL HIGHLIGHTS

  Adjusted funds flow totaled $262.7 million during first quarter 2021, or $0.49 per share diluted, driven by a strong operating netback of $35.06 per boe.
  For the quarter ended March 31, 2021, the Company's development capital expenditures, which included drilling and development, facilities and seismic costs, totaled $119.2 million.
  Net debt as at March 31, 2021 equated to approximately $2.0 billion, reflecting $135.8 million of net debt reduction in the quarter or over $750 million since the beginning of 2020. Subsequent to the quarter, on April 1, 2021, Crescent Point closed its acquisition of Kaybob Duvernay assets, which included a net cash payment of approximately $670 million funded through the Company's credit facilities. Crescent Point retains significant liquidity with no material near-term senior note maturities. The Company's credit facilities are not due for renewal until October 2023.
  As part of its risk management program to protect against commodity price volatility, the Company maintains an active hedging portfolio. Crescent Point currently has over 40 percent of its oil and liquids production, net of royalty interest, hedged through the remainder of 2021. These hedges primarily consist of swaps with an average price of approximately CDN$65/bbl. The Company plans to remain disciplined in its approach to layering on additional protection in the context of commodity prices.
  Subsequent to first quarter, the Company declared a quarterly cash dividend of $0.0025 per share payable on July 2, 2021.

OPERATIONAL HIGHLIGHTS

  Crescent Point's average production in first quarter 2021 was 119,384 boe/d, comprised of over 90 percent oil and liquids.
  The Company plans to continue advancing its southeast and southwest Saskatchewan assets through a 2021 development program focused on a combination of low-risk, high-return infill drilling and waterflood development. Crescent Point also expects to continue advancing its North Dakota resource play by focusing on maximizing efficiencies through multi-well pad development. These assets are expected to continue to generate significant excess cash flow in the current commodity price environment.
  During second quarter 2020, the Company established an emissions intensity reduction target of 30 percent by 2025, relative to its 2017 baseline. Crescent Point is currently on track to exceed this target as a result of its proactive development planning, enhanced gas conservation efforts and success reducing flaring. Consequently, the Company has substantially increased its target for emissions intensity reduction to 50 percent by 2025. This target is expected to be achieved through a number of internal initiatives, including significantly reducing the Company's methane emissions. Crescent Point expects to release its third annual sustainability report in 2021, which will highlight the Company's continued commitment to strong environmental, social and governance ("ESG") practices and will include additional environmental targets.
  As part of its continued focus on decline mitigation, the Company successfully converted approximately 30 producing wells to water injection in first quarter 2021. Crescent Point expects to convert a total of over 135 wells in 2021 as part of its waterflood program. In addition, the Company successfully advanced its plans to pilot other enhanced oil recovery techniques during the quarter. These activities are expected to continue to moderate Crescent Point's decline rate, enhancing long-term free cash flow generation and sustainability. The Company's base decline rate in 2021 is expected to be approximately 25 percent.
All financial figures are approximate and in Canadian dollars unless otherwise noted. This press release contains forward-looking information and references to non-GAAP financial measures. Significant related assumptions and risk factors, and reconciliations are described under the Non-GAAP Financial Measures and Forward-Looking Statements sections of this press release, respectively.

KAYBOB DUVERNAY HIGHLIGHTS

  Subsequent to first quarter 2021, Crescent Point successfully closed the previously announced accretive acquisition of Kaybob Duvernay assets in Alberta purchased from Shell Canada Energy ("Shell"). This strategic transaction is expected to enhance the Company's free cash flow profile, inventory depth and includes key infrastructure that is expected to lower future capital requirements.
  During first quarter 2021, Shell completed and brought onstream a number of previously drilled wells. Crescent Point now has over 30 days of production data for 10 of these wells, which flowed at an average 30-day initial production ("IP30") rate of approximately 800 boe/d per well (79% condensate, 6% NGL and 15% shale gas).
  The Company plans to drill approximately 10 wells in Kaybob Duvernay through the remainder of 2021. Crescent Point will seek to leverage its significant expertise in horizontal multi-well pad development and field technology to optimize efficiencies.
  The Company plans to maximize free cash flow generation from the Kaybob Duvernay assets by targeting a sustainable decline rate with an annual production base of approximately 30,000 boe/d. Crescent Point expects the assets to generate approximately $185 to $255 million of net operating income in excess of capital expenditures at US$55/bbl to US$65/bbl WTI. This assumes approximately $180 million of annual capital expenditures based on the current cost structure of the assets.

OUTLOOK

The Company delivered strong first quarter results and is currently on track to meet or exceed its current annual average production guidance of 132,000 to 136,000 boe/d, while keeping development capital expenditures within the previously announced guidance range of $575 to $625 million in 2021.

The addition of the Kaybob Duvernay assets to Crescent Point's portfolio is expected to improve the Company's debt-adjusted per share metrics, cash flow netback and further accelerates its net debt reduction.

Through the remainder of 2021, the Company will target further improvements to the business through the continued rollout of its operational technology ("OT") platform, ongoing drilling and completions optimization, decline mitigation programs and by identifying additional opportunities to enhance efficiencies. Crescent Point will also continue to evaluate opportunities to further optimize its asset portfolio through strategic acquisitions and dispositions in the context of its key priorities of balance sheet strength and sustainability.

The Company is expected to generate significant excess cash flow of approximately $525 to $650 million in 2021 at US$55/bbl to US$65/bbl WTI for the remainder of the year, providing an increased opportunity to further enhance shareholder value. Crescent Point plans to initially prioritize additional net debt reduction in its excess cash flow allocation. The Company's net debt to adjusted funds flow is expected to improve to 1.9x to 1.5x by year-end 2021 at US$55/bbl to US$65/bbl WTI for the remainder of the year. Crescent Point expects to generate significant excess cash flow and recognize further improvement in its leverage profile in 2022, assuming a similar commodity price range.

The Company will also evaluate the return of additional capital to shareholders in the context of its capital allocation framework, leverage targets and adjusted funds flow generation.

ANNUAL GENERAL MEETING

Crescent Point's 2021 Annual General Meeting ("AGM") will be held on May 20, 2021. Due to the ongoing COVID-19 pandemic, the Company is proceeding with the AGM solely by virtual means as previously announced. For more information, please review the press release dated April 20, 2021.

CONFERENCE CALL DETAILS

Crescent Point management will hold a conference call on Wednesday, May 12, 2021 at 10:00 a.m. MT (12:00 p.m. ET) to discuss the Company's results and outlook. A slide deck will accompany the conference call and can be found on Crescent Point's website.

Participants can listen to this event online. Alternatively, the conference call can be accessed by dialing 1–888–390–0605.

The webcast will be archived for replay and can be accessed on Crescent Point's website. The replay will be available approximately one hour following completion of the call.

Shareholders and investors can also find the Company's most recent investor presentation on Crescent Point's website.

2021 GUIDANCE

The Company's guidance for 2021 is as follows:

Total Annual Average Production (boe/d) (1)	132,000 - 136,000

Capital Expenditures
Development capital expenditures ($ million)	$575 - $625
Capitalized G&A ($ million)	$35
Total ($ million) (2)	$610 - $660

Other Information for 2021 Guidance
Reclamation activities ($ million) (3)	$15
Capital lease payments ($ million)	$20
Annual operating expenses	$625 - $645 million ($12.75 - $13.25/boe)
Royalties	11.5% - 12.5%

1)	Total annual average production (boe/d) is comprised of 87% Oil & NGLs and 13% Natural Gas
2)	Land expenditures and net property acquisitions and dispositions are not included. Development capital expenditures spend is allocated as follows: 87% drilling & development and 13% facilities & seismic
3)	Reflects Crescent Point's portion of its expected total budget

The Company's unaudited financial statements and management's discussion and analysis for the quarter ended March 31, 2021, will be available on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on Crescent Point's website at www.crescentpointenergy.com.

FINANCIAL AND OPERATING HIGHLIGHTS

	Three months ended March 31
(Cdn$ millions except per share and per boe amounts)	2021	2020
Financial
Cash flow from operating activities	303.7	329.3
Adjusted funds flow from operations (1)	262.7	309.5
Per share (1) (2)	0.49	0.59
Net income (loss)	21.7	(2,324.1)
Per share (2)	0.04	(4.40)
Adjusted net earnings from operations (1)	95.1	48.7
Per share (1) (2)	0.18	0.09
Dividends declared	1.3	5.3
Per share (2)	0.0025	0.0100
Net debt (1)	2,013.4	2,327.9
Net debt to adjusted funds flow from operations (1) (3)	2.4	1.4
Weighted average shares outstanding
Basic	530.4	528.3
Diluted	536.6	528.3
Operating
Average daily production
Crude oil (bbls/d)	95,276	111,928
NGLs (bbls/d)	13,319	17,493
Natural gas (mcf/d)	64,732	71,451
Total (boe/d)	119,384	141,330
Average selling prices (4)
Crude oil ($/bbl)	65.17	49.21
NGLs ($/bbl)	37.70	17.28
Natural gas ($/mcf)	4.50	3.03
Total ($/boe)	58.65	42.64
Netback ($/boe)
Oil and gas sales	58.65	42.64
Royalties	(7.98)	(5.68)
Operating expenses	(13.27)	(12.31)
Transportation expenses	(2.34)	(2.24)
Operating netback (1)	35.06	22.41
Realized gain (loss) on derivatives	(5.55)	4.38
Other (5)	(5.06)	(2.73)
Adjusted funds flow from operations netback (1)	24.45	24.06
Capital Expenditures
Capital dispositions, net (6)	(7.2)	(505.5)
Development capital expenditures
Drilling and development	105.6	293.6
Facilities and seismic	13.6	26.5
Total	119.2	320.1
Land expenditures	0.9	0.8

(1)	Adjusted funds flow from operations, adjusted funds flow from operations per share, adjusted net earnings from operations, adjusted net earnings from operations per share, net debt, net debt to adjusted funds flow from operations, operating netback and adjusted funds flow from operations netback as presented do not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities.
(2)	The per share amounts (with the exception of dividends per share) are the per share – diluted amounts.
(3)	Net debt to adjusted funds flow from operations is calculated as the period end net debt divided by the sum of adjusted funds flow from operations for the trailing four quarters.
(4)	The average selling prices reported are before realized commodity derivatives and transportation.
(5)	Other includes net purchased products, general and administrative expenses, interest on long-term debt, foreign exchange, cash-settled share-based compensation and certain cash items and excludes transaction costs, foreign exchange on US dollar long-term debt and certain non-cash items.
(6)	Capital dispositions, net represent total consideration for the transactions, including long-term debt and working capital assumed, and exclude transaction costs.

Non-GAAP Financial Measures

Throughout this press release, the Company uses the terms "adjusted funds flow", "adjusted funds flow from operations", "funds flow", "adjusted funds flow from operations per share - diluted", "adjusted net earnings from operations", "adjusted net earnings from operations per share - diluted", "free cash flow", "excess cash flow", "net debt", "net debt to adjusted funds flow from operations", "netback", "operating netback" and "adjusted funds flow from operations netback". These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers.

Adjusted funds flow and funds flow are equivalent to adjusted funds flow from operations. Adjusted funds flow from operations is calculated based on cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures funded by the Company. Adjusted funds flow from operations per share - diluted is calculated as adjusted funds flow from operations divided by the number of weighted average diluted shares outstanding. Transaction costs are excluded as they vary based on the Company's acquisition and disposition activity and to ensure that this metric is more comparable between periods. Decommissioning expenditures are discretionary and are excluded as they may vary based on the stage of Company's assets and operating areas. Management utilizes adjusted funds flow from operations as a key measure to assess the ability of the Company to finance dividends, operating activities, capital expenditures and debt repayments. Adjusted funds flow from operations as presented is not intended to represent cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS. Excess cash flow is defined as adjusted funds flow from operations less capital expenditures, payments on lease liability, the Company's share of asset retirement obligations, dividends and other cash items (excluding net acquisitions and dispositions). Management utilizes excess cash flow as a key measure to assess the ability of the Company to finance dividends, potential share repurchases, debt repayments and returns-based growth.

The following table reconciles cash flow from operating activities to adjusted funds flow from operations:

	Three months ended March 31
($ millions)	2021	2020
Cash flow from operating activities	303.7	329.3
Changes in non-cash working capital	(47.2)	(33.1)
Transaction costs	0.1	4.7
Decommissioning expenditures (1)	6.1	8.6
Adjusted funds flow from operations	262.7	309.5

(1) Excludes amounts received from government subsidy programs.

Adjusted net earnings from operations is calculated based on net income before amortization of exploration and evaluation ("E&E") undeveloped land, impairment or impairment recoveries, unrealized derivative gains or losses, unrealized foreign exchange gain or loss on translation of hedged US dollar long-term debt, unrealized gains or losses on long-term investments, gains or losses on the sale of long-term investments and gains or losses on capital acquisitions and dispositions. Adjusted net earnings from operations per share - diluted is calculated as adjusted net earnings from operations divided by the number of weighted average diluted shares outstanding. Management utilizes adjusted net earnings from operations to present a measure of financial performance that is more comparable between periods. Adjusted net earnings from operations as presented is not intended to represent net earnings or other measures of financial performance calculated in accordance with IFRS.

The following table reconciles net income to adjusted net earnings from operations:

	Three months ended March 31
($ millions)	2021	2020
Net income (loss)	21.7	(2,324.1)
Amortization of E&E undeveloped land	13.8	21.7
Impairment	—	3,557.8
Unrealized derivative (gains) losses	81.7	(418.5)
Unrealized foreign exchange (gain) loss on translation of hedged US dollar long-term debt	(11.9)	135.9
Unrealized (gain) loss on long-term investments	(2.2)	5.5
Net (gain) loss on capital dispositions	17.3	(307.5)
Deferred tax relating to adjustments	(25.3)	(622.1)
Adjusted net earnings from operations	95.1	48.7

Free cash flow is calculated as adjusted funds flow from operations less capital expenditures, payments on lease liability, asset retirement obligations and other cash items (excluding net acquisitions and dispositions). Management utilizes free cash flow as a key measure to assess the ability of the Company to finance dividends, potential share repurchases, debt repayments and returns-based growth.

Net debt is calculated as long-term debt plus accounts payable and accrued liabilities and long-term compensation liability net of equity derivative contracts, less cash, accounts receivable, prepaids and deposits, including deposit on acquisition, and long-term investments, excluding the unrealized foreign exchange on translation of US dollar long-term debt. Management utilizes net debt as a key measure to assess the liquidity of the Company.

The following table reconciles long-term debt to net debt:

($ millions)	March 31, 2021	March 31, 2020
Long-term debt (1)	2,149.4	2,539.2
Accounts payable and accrued liabilities	369.0	418.2
Long-term compensation liability (2)	32.8	2.4
Cash	(24.0)	(19.6)
Accounts receivable	(251.2)	(196.7)
Prepaids and deposits (3)	(66.0)	(12.6)
Long-term investments	(4.7)	(1.2)
Excludes:
Unrealized foreign exchange on translation of hedged US dollar long-term debt	(191.9)	(401.8)
Net debt	2,013.4	2,327.9

(1)	Includes current portion of long-term debt.
(2)	Includes current portion of long-term compensation liability and is net of equity derivative contracts.
(3)	Includes deposit on acquisition.

Net debt to adjusted funds flow from operations is calculated as the period end net debt divided by the sum of adjusted funds flow from operations for the trailing four quarters. The ratio of net debt to adjusted funds flow from operations is used by management to measure the Company's overall debt position and to measure the strength of the Company's balance sheet. Crescent Point monitors this ratio and uses this as a key measure in making decisions regarding financing, capital spending and dividend levels.

Operating netback is calculated on a per boe basis as oil and gas sales, less royalties, operating and transportation expenses. Adjusted funds flow netback is equivalent to adjusted funds flow from operations netback. Adjusted funds flow from operations netback is calculated on a per boe basis as operating netback less net purchased products, realized derivative gains and losses, general and administrative expenses, interest on long-term debt, foreign exchange, cash-settled share-based compensation and certain cash items, excluding transaction costs, foreign exchange on US dollar long-term debt and certain non-cash items. Cash flow netback is equivalent to adjusted funds flow from operations netback. Operating netback and adjusted funds flow from operations netback are common metrics used in the oil and gas industry and are used by management to measure operating results on a per boe basis to better analyze performance against between prior periods on a comparable basis. Netback calculations are shown in the Financial and Operating Highlights section in this press release. Oil and gas metrics such as operating netback and netback do not have standardized meaning and as such may not be reliable, and should not be used to make comparisons.

Management believes the presentation of the Non-GAAP measures above provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.

All amounts in the news release are stated in Canadian dollars unless otherwise specified.

Forward-Looking Statements

Any "financial outlook" or "future oriented financial information" in this press release, as defined by applicable securities legislation has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Certain statements contained in this press release constitute "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934 and "forward-looking information" for the purposes of Canadian securities regulation (collectively, "forward-looking statements"). The Company has tried to identify such forward-looking statements by use of such words as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", "intend", "projected", "sustain", "continues", "strategy", "potential", "projects", "grow", "take advantage", "estimate", "well-positioned" and other similar expressions, but these words are not the exclusive means of identifying such statements.

In particular, this press release contains forward-looking statements pertaining, among other things, to the following: generating significant excess cash flow of approximately $525 to $650 million in 2021 at US$55/bbl to US$65/bbl WTI for the remainder of the year; a greenhouse gas emissions intensity reduction of 50 percent of 2017 levels by 2025, its methane component, and the means by which this is expected to be achieved; the benefits and expectations of the Kaybob-Duvernay assets; creation of significant value for shareholders in 2021 and beyond; Crescent Point retains significant liquidity; extent and benefits of hedging program; dividends; development plans North Dakota, and southeast and southwest Saskatchewan; release of the Company's third annual sustainability report; 2021 waterflood conversion expectations; enhanced oil recovery pilots; moderation of decline rate and enhanced long term cash flow generation and sustainability through waterflooding and enhanced oil recovery projects; 2021 expected base decline rate; Kaybob-Duvernay drilling plans; leveraging significant relevant experience; targeted Kaybob-Duvernay free cash flow, decline rate and annual production; expected generation, from the Kaybob-Duvernay assets, of approximately $185 to $255 million of annual net operating income in excess of capital expenditures at US$55/bbl to US$65/bbl WTI, assuming an annual capital expenditures spending of $180 million based on the current cost structure of the assets; further improvements to the Company's business; continuing to evaluate opportunities to further optimize the Company's asset portfolio through strategic acquisitions and dispositions in the context of key priorities of balance sheet strength and sustainability; generate significant excess cash flow providing an increased opportunity to further enhance shareholder value; priorities for excess cash flow allocation; net debt to adjusted funds flow expected to improve to 1.9x to 1.5x by year-end 2021 at US$55/bbl to US$65/bbl WTI for the remainder of the year; expectations of generating significant excess cash flow and further improvement in leverage profile in 2022, assuming a similar commodity price range; evaluating the return of additional capital to shareholders in the context of the Company's capital allocation framework, leverage targets and adjusted funds flow generation; and 2021 guidance including total annual average production (and the potential to exceed its current annual average production guidance), development capital expenditures (and proportion allocated to drilling and development and facilities and seismic), capitalized G&A, reclamation activities, capital lease payment, annual operating expenses, and royalties.

Statements relating to "reserves" are also deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated and that the reserves can be profitably produced in the future. Actual reserve values may be greater than or less than the estimates provided herein. Unless otherwise noted, reserves referenced herein are given as at December 31, 2020. Also, estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates and future net revenue for all properties due to the effect of aggregation. All required reserve information for the Company is contained in its Annual Information Form for the year ended December 31, 2020, and in its material change report dated February 26, 2021, which are accessible at www.sedar.com.

With respect to disclosure contained herein regarding resources other than reserves, there is uncertainty that it will be commercially viable to produce any portion of the resources and there is significant uncertainty regarding the ultimate recoverability of such resources.

All forward-looking statements are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made. Crescent Point believes that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in the Company's Annual Information Form for the year ended December 31, 2020 under "Risk Factors" and our Management's Discussion and Analysis for the year ended December 31, 2020, and for the quarter ended March 31, 2021, under the headings "Risk Factors" and "Forward-Looking Information". The material assumptions are disclosed in the Management's Discussion and Analysis for the three months ended March 31, 2021, under the headings "Overview", "Commodity Derivatives", "Liquidity and Capital Resources", and "Guidance". In addition, risk factors include: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas, decisions or actions of OPEC and non-OPEC countries in respect of supplies of oil and gas; delays in business operations or delivery of services due to pipeline restrictions, rail blockades, outbreaks, blowouts and business closures and social distancing measures mandated by public health authorities in response to COVID-19; uncertainty regarding the benefits and costs of the Acquisition; failure to complete the Acquisition; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; uncertainties associated with estimating oil and natural gas reserves; risks and uncertainties related to oil and gas interests and operations on Indigenous lands; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value and likelihood of acquisitions and dispositions, and exploration and development programs; unexpected geological, technical, drilling, construction, processing and transportation problems; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; general economic, market and business conditions, including uncertainty in the demand for oil and gas and economic activity in general as a result of the COVID-19 pandemic; uncertainties associated with regulatory approvals; uncertainty of government policy changes; the impact of the implementation of the Canada-United States Mexico Agreement; uncertainty regarding the benefits and costs of dispositions; failure to complete acquisitions and dispositions; uncertainties associated with credit facilities and counterparty credit risk; changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; the wide-ranging impacts of the COVID-19 pandemic, including on demand, health and supply chain; and other factors, many of which are outside the control of the Company. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Crescent Point's future course of action depends on management's assessment of all information available at the relevant time.

Additional information on these and other factors that could affect Crescent Point's operations or financial results are included in Crescent Point's reports on file with Canadian and U.S. securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise. Crescent Point undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on the Company's behalf are expressly qualified in their entirety by these cautionary statements.

Product Type Production Information

The Company's aggregate average production for the three months ended March 31, 2021 and March 31, 2020 and the references to "natural gas" and "crude oil", reported in this Press Release consist of the following product types, as defined in NI 51-101 and using a conversion ratio of 6 Mcf : 1 Bbl where applicable:

	Three months ended March 31
	2021	2020
Light & Medium Crude Oil (bbl/d)	20,699	24,566
Heavy Crude Oil (bbl/d)	4,118	4,752
Tight Oil (bbl/d)	70,459	82,610
Total Crude Oil (bbl/d)	95,276	111,928

NGLs (bbl/d)	13,319	17,493

Shale Gas (Mcf/d)	53,198	54,312
Conventional Natural Gas (Mcf/d)	11,534	17,139
Total Natural Gas (Mcf/d)	64,732	71,451

Total (boe/d)	119,384	141,330

Barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf : 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of oil, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.

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SOURCE Crescent Point Energy Corp.

View original content: http://www.newswire.ca/en/releases/archive/May2021/12/c9958.html

%CIK: 0001545851

For further information: FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT: Brad Borggard, Senior Vice President, Corporate Planning and Capital Markets, or Shant Madian, Vice President, Investor Relations and Corporate Communications, Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020 Fax: (403) 693-0070, Address: Crescent Point Energy Corp. Suite 2000, 585 - 8th Avenue S.W. Calgary AB T2P 1G1

CO: Crescent Point Energy Corp.

CNW 06:30e 12-MAY-21